# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CSLM ACQUISITION CORP., CIK 0001875493
CUSIP: G2365L101
Title of class of securities: Class A ordinary shares, $0.0001 par value per share
Address of issuer's principal executive offices: 2400 E. Commercial Boulevard, suite 900, Ft Lauderdale, Florida (FL), 33308
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001193125-24-035718
Filed by CIK 0001875487

## Reporting persons
- CSLM Acquisition Sponsor I LLC: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 4,593,750; shared voting power 0; sole dispositive power 4,593,750; shared dispositive power 0; aggregate amount beneficially owned 4,593,750 (75.1% of the class)
  Comment: (1) Includes 4,593,749 Class A ordinary shares and 1 Class B ordinary share, which is convertible into 1 Class A ordinary share on a one-for-one basis at the time of the consummation of an initial business combination. Excludes 7,942,500 Class A ordinary shares issuable upon the exercise of 7,942,500 private placement warrants.
  
  (2) Percentage is calculated based on 6,116,437 ordinary shares issued and outstanding as reported on the Company's Form 10-Q filed on November 18, 2024 which includes 6,116,436 Class A ordinary shares and one Class B ordinary share.

## Item 1. Issuer
Name of issuer: CSLM ACQUISITION CORP.
Address of issuer's principal executive offices: 400 E. Commercial Boulevard, Suite 900, Ft Lauderdale FL 33308

## Item 2. Person Filing
Name of person filing: CSLM Acquisition Sponsor I LLC, the Issuer's Sponsor, is the record holder of the securities reported herein. Charles Cassel and Jonathan Binder are the managing members of the Sponsor. By virtue of this relationship, each of Mr. Cassel and Binder may be deemed the beneficial owner of the securities held of record by the Sponsor. Mr. Cassel and Mr. Binder each disclaims any such beneficial ownership except to the extent of his pecuniary interest. CSLM Acquisition Sponsor I LLC, Mr. Charles Cassel and Mr. Jonathan Binder are collectively referred to herein as "Reporting Persons."
Address of principal business office or, if none, residence: The address of the business office of each of the Reporting Persons is c/o CSLM Acquisition Corp., 2400 E. Commercial Boulevard, Suite 900, Ft. Lauderdale, Florida 33308
Citizenship: CSLM Acquisition Sponsor I LLC- Cayman Islands limited liability company, and each of Mr. Cassel and Mt. Binder are United States Citizens

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 4,593,750. Includes 4,593,749 Class A ordinary shares and 1 Class B ordinary share, which is convertible into 1 Class A ordinary share on a one-for-one basis at the time of the consummation of an initial business combination. Excludes 7,942,500 Class A ordinary shares issuable upon the exercise of 7,942,500 private placement warrants.
Percent of class: 75.10%. Percentage is calculated based on 6,116,437 ordinary shares issued and outstanding as reported on the Company's Form 10-Q filed on November 18, 2024 which includes 6,116,436 Class A ordinary shares and one Class B ordinary share.
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 4(a).

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- CSLM Acquisition Sponsor I LLC: Charles Cassel, Manager (02/12/2025)